

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Via E-mail
Mr. Kevin A. Hall
President and Chief Operating Officer
LiveDeal, Inc.
2490 East Sunset Road, Suite 100
Las Vegas, NV 89120

>   **Re: LiveDeal, Inc.**
>   **Form 10-K for the Fiscal Year ended September 30, 2010**
>   **Filed January 7, 2011**
>   **Form 10-Q for the Quarterly Period ended December 31, 2010**
>   **Filed February 14, 2011**
>   **File No. 001-33937**

Dear Mr. Hall:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2010

Critical Accounting Estimates and Assumptions

Carrying Value of Intangible Assets, page 22

1.   We note the sustained decline in your market capitalization during fiscal year 2010 into 2011. We also note that revenue decreased significantly for the year ended September 30, 2010, and through the quarterly period ended December 31, 2010. Please tell us what consideration you gave to reassessing your intangible assets as of September 30, 2010 and December 31, 2010. If you did not perform an interim impairment test, please

explain why you did not perform this additional impairment analysis given the downward trend in the fair market value of your stock, as well as decreased revenues. To the extent that an impairment test was performed, tell us how you determined that no impairment existed. Refer to ASC 350-30-35-14 and 21.

Revenue Recognition, page 35

2.   Explain why you believe that recording revenue as earned is appropriate when you have recognized a large allowance for doubtful accounts. Tell us how you concluded that collection is reasonably assured when you have experienced significant write-offs. In addition, tell us why you believe your fees are fixed or determinable and explain how you are able to estimate refunds, dilutions or fees on a timely basis. Indicate whether you record adjustments for one reporting period in another reporting period.

Note 7. Stockholders' Equity

Series E Convertible Preferred Stock, page 41

3.   It does not appear that you have previously filed the agreement for your Series E convertible preferred stock. Please advise.

Form 10-Q for the Quarterly Period ended December 31, 2010

Item 4. Controls and Procedures, page 23

4.   We note your statement that "a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance…" If you are able to conclude that your disclosure controls and procedures were effective, please disclose that they were effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief